SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated October 31, 2006

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F  X                   Form 40-F
                             ---                            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes                      No  X
                             ---                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes                      No  X
                             ---                      ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes                      No  X
                             ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 31, 2006, reporting the number of voting rights and shares comprising its share capital.

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[GRAPHIC OMITTED]


                           Dassault Systemes Announces
                           Number of Voting Rights and
                       Shares Comprising its Share Capital

Paris, France, October 31, 2006 - Pursuant to Article 222-12-5 of the Autorite des marches financiers (AMF) General Regulation, Dassault Systemes is required to file with the AMF on a monthly basis the number of voting rights and shares comprising its share capital.

As of October 20, 2006:

Number of voting rights: 129,842,002

Number of outstanding shares:  115,641,993

These numbers are also published on Dassault Systemes' website: www.3ds.com.


                                       ###

About Dassault Systemes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systemes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systemes portfolio consists of CATIA for designing the virtual product -- SolidWorks for 3D mechanical design -- DELMIA for virtual production -- SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

Dassault Systemes Press Contacts:
Valerie Agathon                                  Mikiko Igarashi (AP)
01 40 99 69 24                                   +81-3-5442-4138
valerie_agathon@ds-fr.com                        mikiko_igarashi@ds-jp.com


Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


Date: October 31, 2006                         By:    /s/ Thibault de Tersant
                                                      -----------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration